March 9, 2022

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington D.C. 20549
Attn: Nudrat Salik
Terence O’Brien

    Re:    e.l.f. Beauty, Inc.
        Form 10-K for the Fiscal Year Ended March 31, 2021
        Filed May 27, 2021
        File No. 001-37873

Dear Ms. Salik and Mr. O’Brien,

This letter is submitted on behalf of e.l.f. Beauty, Inc. ("we" or the “Company”) in response to written comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated February 24, 2022 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2021, as filed with the Commission on May 27, 2021 (the “2021 Form 10-K”).

For convenience, the Staff’s comments are reproduced below, and the Company’s corresponding response follows accordingly.

Form 10-K for the Fiscal Year Ended March 31, 2021
Management's Discussion and Analysis
Results of Operations, page 39

1.Please further expand your revenues discussion to quantify the extent to which changes in prices, changes in volume, or the introduction of new products contributed to fluctuations in net sales. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Response:

In response to the Staff’s comment, in future filings beginning with our Annual Report on Form 10-K for the fiscal year ending March 31, 2022, the Company will supplement its disclosure to quantify material changes in its results of operations attributable to price and volume. With respect to new product introductions, the Company is continuously releasing new products or variations of existing products in the normal course of business. As a result, the quantification of incremental revenue attributed to new products would be impracticable to provide, and, even if calculable, would provide little incremental benefit to the users of the Company’s financial statements.

As an example of how we plan to address the Staff’s comment in future filings and for illustrative purposes only, below we have revised our year over year comparative discussion from the MD&A in the 2021 Form 10-K. Changes are denoted as underlined text.

Net sales increased $35.3 million, or 12%, to $318.1 million in the year ended March 31, 2021, from $282.9 million in the year ended March 31, 2020. The increase was driven by strength in e-commerce, international, and our national retailers. Net sales
e.l.f. is for every eye, lip and face.
e.l.f. Beauty (NYSE: ELF) 570 10th Street, Oakland, CA 94607 elfbeauty.com increased $18.1 million, or 7% in our retailer channels and $17.0 million, or 64% in our e-commerce channels. From a price and volume perspective, a higher average item price within retailer and e-commerce orders substantially drove the $35 million dollar increase in net sales while volume remained flat as compared to the year ended March 31, 2020.

Financial Statements
Note 2 – Summary of Significant Accounting Policies
Segment Reporting, page 69

2. You disclose that it is impracticable to provide revenue by product line. We note the various discussions that took place during your Earnings Call held on November 3, 2021, regarding different product categories. For example, in regard to skin care, it was noted that skin care represents almost 25% of your business on certain websites. Please help us better understand how it is impracticable for you to provide the disclosures required by ASC 280-10-50-40 related to your product categories.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company considered and followed ASC 280-10-50-40 when preparing its financial statements.

The Company recognizes revenue when control of promised goods or services is transferred to a customer in an amount that reflects the consideration that it expects to receive in exchange for those goods or services. In the normal course of business, the Company offers various incentives to customers such as sales discounts, markdown support and other incentives and allowances, which give rise to variable consideration. The amount of variable consideration is estimated at the time of sale based on either the expected value method or the most likely amount, depending on the nature of the variability. The Company’s products are all manufactured using contract manufacturers, distributed through the same warehouses and distribution facilities, and sold to the same customers as a group of products. With the Company’s top customers, Target and Walmart, and many others, these products are sold within the same retail shelf set to end consumers as they are similar in meeting overall beauty needs.

The Company monitors and analyzes gross sales by product; however, the Company does not analyze, track or record incentives that give rise to variable consideration by individual product or group of products. Instead, the amount of incentives giving rise to variable consideration is aggregated by customer, not at the product level (that is, incentives are aggregated at a customer like Target, but not at the product level or even type of product within Target). The Company would have to make various assumptions to allocate these amounts to a lower level. We believe any allocation would be arbitrary and render the product level analysis less useful. The Company’s retail customers approach sales transactions in the same way; namely, when customers submit discounts or deductions against invoices for payment, they typically do so on an aggregate basis without specific reference to any specific product or category. Therefore, the Company does not attribute such discounts or deductions to a specific product in order to report net sales. Similarly, variable consideration for promotions, and other incentive offerings are offered on a customer-by-customer basis, rather than on a product-by-product basis. Thus, we have determined it is impracticable at this time for the Company to calculate the reductions to gross sales by individual product or group of products that would be required to report net sales by product as described in ASC 280-10-50-40. We will continue to re-assess our position on a periodic basis per ASC 280-10-50-40 guidance.

As noted in the Staff’s comment, the Company discussed during the Earnings Call held on November 3, 2021 that skincare represented approximately 25% of our business on certain websites. This data is reflective of consumption data (sell-through to consumers) on online platforms like Amazon and elfcosmetics.com. We have also stated in previous earnings calls that skincare represented approximately 8% of our “tracked channel” business, which is sell-through to consumers in brick and mortar retailers tracked by Nielsen. We believe our investors understand that this is sell-through data to the end-consumer, and not representative of net sales as reported in the financial statements in our filings with the Commission which reflects sell-in to retail customers. That said, to respond to the Staff’s comment, we commit to make the distinction clearer in future earnings calls, should we quote such data.

e.l.f. is for every eye, lip and face.
e.l.f. Beauty (NYSE: ELF) 570 10th Street, Oakland, CA 94607 elfbeauty.com

Based on the analysis above, the Company respectfully submits that it has not included disclosure of revenues by product line in accordance with ASC 280-10-50-40.

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If you have any questions or require additional information, please do not hesitate to contact us.

Sincerely,

/s/ Mandy Fields
Mandy Fields Chief Financial Officer

e.l.f. is for every eye, lip and face.
e.l.f. Beauty (NYSE: ELF) 570 10th Street, Oakland, CA 94607 elfbeauty.com